EXHIBIT 99.1

Canagold Announces Closing of Fully Subscribed Rights Offering

Vancouver, B.C. – December 16, 2022 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce the Company has closed its previously announced rights offering which expired on December 9, 2022 (the “Rights Offering”). At closing, Canagold issued 25,277,221 common shares of the Company (the “Shares”) to rightsholders at a price of $0.175 per Share for total gross proceeds of $4,423,514 and an additional 20,352,577 Shares to Sun Valley Investments AG (“Sun Valley”) pursuant to Canagold’s Rights Offering Standby Guaranty Agreement, dated October 28, 2022 with Sun Valley.

The Company received subscriptions from existing shareholders for 21,249,413 Shares pursuant to the basic subscription privilege and 4,027,808 Shares pursuant to the additional subscription privilege, representing a 55% subscription rate.

“I’m very pleased with the strength of support that we’ve received from our shareholders in respect of this rights offering,” said Catalin Kilofliski, Canagold’s CEO. “This demonstrates a significant vote of confidence in Canagold’s new management team, our strategy and the plans we have in place to advance New Polaris through feasibility and permitting.”

In addition, Canagold has issued 20,352,577 Shares to Sun Valley, which are additional to the Shares acquired by Sun Valley under its basic subscription privilege and the additional subscription privilege. From the gross proceeds to be received from Sun Valley totalling $3,561,701, the Company has deducted a total of $2,546,336 to pay back and terminate the $2.5M loan provided by Sun Valley in August 2022 plus accrued interest, and a total of $178,085 in fees pursuant to the Guaranty Agreement.

Prior to the rights and standby guarantee exercise, Sun Valley held 22,990,371 shares in the capital of Canagold, which are equal to 25.19% of the issued and outstanding shares of the Company.

Following the rights and standby guarantee exercise, Sun Valley holds 54,838,133 shares in the capital of the Company, which are equal to 40.06% of the issued and outstanding shares of Canagold.

The total number of issued and outstanding common shares of the Company upon completion of the Rights Offering will be 136,889,394.

To the knowledge of Canagold, after reasonable inquiry, directors, officers, employees and insiders of the Company, excluding Sun Valley, exercised subscription privileges, including subscription privileges associated with additional rights acquired in the market, and purchased approximately 50,000 Shares under the Rights Offering, representing total subscription proceeds of approximately $8,750. To the knowledge of the Company, after reasonable inquiry, no person became a new shareholder holding more than 10% of the Shares upon closing of the Rights Offering.

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The participation in the Rights Offering by certain “related parties” of the Company, namely, directors, officers and 10% shareholders of Company, constitutes a “related party transaction,” as such terms are defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on an exemption from the formal valuation and minority approval requirements of MI 61-101 as the fair market value of the participation in the Rights Offering and stand-by commitment by Sun Valley does not exceed 25% of the market capitalization of the Company.

There were no selling fees or commissions paid in connection with the Rights Offering distribution. The net proceeds of the Rights Offering will be used in the manner disclosed in the rights offering circular of the Company dated November 4, 2022, a copy of which is available on the Company’s SEDAR profile at www.sedar.com.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts to help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information, please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the completion of the Rights Offering, future performance of Canagold, use of proceeds from the Rights Offering and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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